

Mail Stop 7010

September 11, 2007

Keith E. Pratt
Chief Financial Officer
McGrath RentCorp
5700 Las Positas Road
Livermore, CA 94551-7800

      Re: McGrath RentCorp
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 0-13292

Dear Mr. Pratt:

We have reviewed your responses and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Selected Financial Data, page 25

1.   We note your proposed revisions to the non-GAAP financial measure disclosures you submitted in response to prior comment 1. As you indicate in the fourth paragraph of your proposed future disclosures to be included under Item 7, management uses this measure to further evaluate period-to-period operating performance. Therefore, please provide a reconciliation to *both* Net Income and Net Cash Provided by Operating Activities in your future filings as the measure is currently used as both a performance and a liquidity measure.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief